Enterra Energy Trust Moves U.S. Head Office to Oklahoma City

Calgary, Alberta – (Marketwire – May 20, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has relocated its U.S. head office to Oklahoma City, Oklahoma.  The new office is located at Suite 325, 4801 Gaillardia Parkway in northwest Oklahoma City.  The Trust’s operational centre will remain in Carney, Oklahoma.

“Our team will benefit in many ways from a head office in the State capital, where the oil and gas industry has a long history and a well-established community,” said John Chimahusky, Enterra’s Senior Vice President and Chief Operating Officer, U.S. Operations.  “The move helps us to more firmly establish Enterra’s business presence in the State.  With the current pace of drilling and the inventory of prospects available to us in Oklahoma, this new office is well suited to attract and retain high-calibre staff and offers convenient access to technical and financial services.”

Operations in Oklahoma have consistently provided more than 40% of Enterra’s overall production since the Trust acquired the assets in early 2006.  There are approximately 70 drilling locations currently identified on over 48,000 undeveloped acres of land, and the Trust expects to participate in the drilling of up to 30 wells on Enterra’s land in the area in 2008.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may,” “should,” “anticipate,” “expects,” “seeks” and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions ; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra’s operations or financial results are included in Enterra’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Enterra’s website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com